McLaughlin & Stern, llp

steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail:sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

December 23, 2008

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0308

Re:	Cybrdi, Inc.
File No. 000-09081

Dear Mr. Rosenberg:

We are responding to your comment letter dated September 19, 2008 to Cybrdi, Inc. (the “Company”).  On behalf of the Company, we respectfully submit the following responses:

Form 10-KSB for the fiscal year ended December 31, 2007

Item 9B.  Controls and Procedures, page 18

1.           The Company has amended the 10-KSB for provide its assessment of the effectiveness of its disclosure controls and procedures.  Please see page 18 of the amended 10-KSB.

Report of Independent Registered Public Accounting Firm, page F-2

2.           Submitted with this letter and the amended filings is a letter from MS Group CPA LLC, the Company’s auditors, which addresses the comments and questions that were raised in your letter.

Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008

Exhibits 31.1 and 31.2

3.           The Company has amended the certifications for its Quarterly Reports for these periods to include the language of paragraph 4(b) of Item 601(B)(31) of Regulation S-B.  Please see Exhibits 31.1 and 31.2 of each of the amended 10-Q’s.

On behalf of the Company, we hereby acknowledge the foregoing:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from Taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments you may have. Thank you for your consideration and response.

Sincerely,

/s/ Steven W. Schuster

Steven W. Schuster